MANAGEMENT'S DISCUSSION & ANALYSIS

DECEMBER 31, 2020

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months and year ended December 31, 2020. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United State dollars, and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. During 2020, the Company changed its presentation currency to United States dollars ("US$") from Canadian dollars ("C$"). The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$ (see "4. Selected Annual Financial Information"). Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is March 25, 2021. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities (including the plan for production at Las Chispas (as defined below) by H2, 2022; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas (as defined below) by H2, 2022; regulatory restrictions; activities by governmental authorities and changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource Reserve information included in this MD&A is not comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Since early March 2020, significant measures have been implemented in Canada, Mexico and the rest of the world by governmental authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally and in Mexico could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, delays in the construction schedule, restrictions on planned operations and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project (as defined below) on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols. The Company continues to operate its business and move its Las Chispas Project forward under these strict COVID-19 protocols, including a quarantined work camp, mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on the Company's exploration and development activities, including the impact on the construction schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

All-in Sustaining Cash Costs (“AISC”) per Ounce of silver equivalent (“AgEq”) – Once in production, the Company will define AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative (“G&A”) expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study, AISC does not include corporate G&A and exploration expenditures for the Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

1.     DESCRIPTION OF BUSINESS

SilverCrest Metals is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Company has recently filed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Project is targeted for mid-2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.     HIGHLIGHTS

The Company's key events and highlights from January 1, 2020 to the date of this MD&A, include the following:

• At the Las Chispas Project, approximately 173,000 metres of in-fill and expansion drilling and 6.1 kilometres of underground decline development and in-vein drifting was completed in 2020. The Company also stockpiled an additional estimated 26,600 tonnes of mineralized material. The total high-grade stockpile at year end (excluding historic stockpiles) is estimated to be 52,400 tonnes at a diluted grade of 7.0 grams per tonne (“gpt”) gold (“Au”) and 587 gpt silver (“Ag”) or 1,192 gpt silver equivalent (“AgEq”, 86.9:1, Ag:Au). Other Las Chispas site activities, during 2020, included earthworks, the building of the administration and warehouse facilities, communication system, water pumping station and initial construction of a temporary quarantined COVID-19 camp.

• On January 10, 2020, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of C$7.28 per common share for gross proceeds of C$13.2 million.

• On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 common shares at a price of C$7.50 per common share for gross proceeds for C$101.0 million.

• On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of C$7.50 per common share for gross proceeds of C$27.0 million.

• On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200.0 million (refer to subsequent financing completed on February 22, 2021 below).

• On December 31, 2020, the Company's subsidiary entered into an engineering, procurement and construction ("EPC") contract with Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") to construct a 1,250 tonne per day process plant at the Las Chispas Project. The EPC contract has a fixed price of $76.5 million and at December 31, 2020, the Company had incurred $23.2 million for detailed engineering work, long lead orders and initial mobilization payment. As such, at December 31, 2020, the Company's remaining commitment to Ausenco on the EPC contract was $53.3 million. As at February 28, 2021, the Company incurred an additional $16.0 million towards the EPC contract for meeting additional milestones.

• On December 31, 2020, the Company's subsidiary entered into a $120.0 million project financing facility (the "Credit Facility") with RK Mine Finance Bermuda 4 Limited ("RK"). The Credit Facility has a four-year term and the Company drew down $30.0 million. Subsequent drawdowns under the Credit Facility are available upon satisfaction of certain customary conditions precedent but are not tied to any construction milestones. There are no hedges, offtakes agreements or warrants required as part of this Credit Facility.

• On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco with the assistance of several other independent engineering companies and consultants.

• With completion of the Feasibility Study and release of the Technical Report on February 2, 2021, the Board formally approved construction of the Las Chispas Project. The Company estimates that the initial capital cost requirement for the Las Chispas Project during construction (from January 1, 2021 to end of construction in H1, 2022), will be comparable to the initial capital costs estimate referenced in the Feasibility Study at $137.7 million.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

• On February 22, 2021, the Company, using its base shelf prospectus previously filed on June 9, 2020, completed a bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million.

• As at February 28, 2021, SilverCrest is well funded with cash and cash equivalents of $245.4 million (December 31, 2020 - $135.1 million) and $90.0 million (December 31, 2020 - $90.0 million) available under the Credit Facility.

3.     DISCUSSION OF OPERATIONS

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of December 31, 2020, the Company incurred approximately $3.7 million of expenditures related to COVID-19, the majority of which were for the construction and operation of the fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities. At the end of February 2021, the Company completed Phase 1 (320 rooms) construction of a 520 single occupancy room camp. The construction camp is expected to be at full capacity in Q2-2021.

Exploration Project to Date

During the three months and year ended December 31, 2020, the Company completed approximately 27,000 metres and 173,000 metres of drilling, respectively. As of December 31, 2020, the Company had drilled an estimated cumulative 477,000 metres (1,763 drill holes) since inception of the Las Chispas Project. Results since February 2019 (drilling cut-off date for the Preliminary Economic Assessment filed on SEDAR July 5, 2019) to October 16, 2020 (drilling cut-off date for the Technical Report) were presented in the Mineral Resources Estimate section of the Technical Report.

From January 1, 2020, the Company announced further exploration and drill results, which included:

• Expansion of the Babi Sur Vein (news release dated January 20, 2020);

• Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020);

• Expansion of the Babi Vista Vein (news releases dated March 9, 2020, May 12, 2020 and August 13, 2020);

• Discovery of the El Muerto zone (news release dated November 5, 2020);

• Discovery of the Babi Vista Splay Vein (news release dated November 16, 2020); and

• In-fill drill results for Babicanora, the Babicanora Footwall, the Babicanora Hangingwall and Babicanora Sur veins (news release dated January 24, 2021).

In July 2020, the Company acquired El Picacho property (“Picacho”) by paying $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions located approximately 40 kilometres northeast of Las Chispas in Sonora, Mexico. During Q4, 2020, the Company received all access rights and necessary drill permits (5-year license) for Picacho and as a result drilled 5,800 metres and incurred $607,769 in total exploration expenditures in 2020. Please refer to the Company’s news release dated February 24, 2021 for the initial drill results for the Picacho Property.

For 2021, the Company has budgeted $42.0 million of total expenditure for its company-wide exploration programs, which includes core drilling of an estimated 356,000 metres. Exploration costs related to Las Chispas will be capitalized to mineral property, plant and equipment, whereas exploration costs related to the Company's other properties will be expensed as incurred. The Company currently has six core drill rigs at the Las Chispas Project and three core drill rigs active at Picacho. In the first two months of 2021, the Company has drilled 22,000 metres at the Las Chispas Project and 10,000 metres at Picacho.

Underground and development activities for the Las Chispas Project

During 2020, the Company completed approximately 6.1 kilometres of underground decline and lateral drifting (cumulative December 31, 2020 – 8.9 kilometres), including 715 metres of in-vein drifting (cumulative December 31, 2020 – 1,365 metres), and stockpiled an additional estimated 26,600 tonnes (cumulative December 31, 2020 – 50,100 tonnes) of mineralized material. By the end of February 2021, cumulatively, the Company had completed approximately 10.1 kilometres of underground workings, including 1.8 kilometres of in-vein drifting. The total high-grade stockpile at February 28, 2021 is estimated to be 64,300 tonnes at diluted grade of 6.5 gpt Au and 588 gpt Ag, or 1,152 gpt AgEq (86.9:1 Ag:Au). This total excludes historic stockpiles (Proven Reserves) of 162,600 tonnes grading at 1.23 gpt Au and 108 gpt Ag, or 215 gpt AgEq (86.9:1, Ag:Au).

Effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed on the Feasibility Study at that time and the approval of the Board to enter into the EPC agreement for the construction of the process plant.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

On December 31, 2020, the Company's subsidiary signed the EPC contract with Ausenco. The EPC contract was executed with approximately 60% of detailed engineering completed. In addition, orders for critical long lead items were placed and all permits required to begin process plant construction were in hand. At December 31, 2020, the Company had incurred $23.2 million of the total EPC contract ($76.5 million). As at February 28, 2021, the Company incurred an additional $16.0 million towards the EPC contract, for a total of $39.2 million. With completion of the Feasibility Study and release of Technical Report, the Board formally approved construction of the Las Chispas Project, with an estimated capital cost requirement of $138.0 million to be incurred from January 1, 2021 to the end of construction (H1, 2022). The initial capital costs estimate referenced in the Feasibility Study was $137.7 million.

As of February 28, 2021, construction of the Las Chispas processing plant has commenced with the Ausenco team on site, concrete being poured for foundations, and most major long lead equipment items on order. Start up for production is anticipated by H2, 2022.

For 2021, the Company has budgeted to incur $113.7 million of the estimated initial capital cost requirement of $137.7 million (see Technical Report). The Company's 2021 planned construction and development activities include:

• Completion of detailed engineering;

• Advancing process plant construction;

• Start of construction of electrical grid powerline;

• Upgrade of main access road and bridge construction;

• An additional 6,800 metres of underground development;

• Underground infrastructure work and stockpile growth; and

• Commencement of tailings facility construction.

Feasibility Study for the Las Chispas Project

Base Case metal prices used in this analysis were $1,500 per Au ounce ("oz") and $19.00 per Ag oz. These prices were based on long-term consensus average prices. A silver equivalent ("AgEq")1  ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to Mineral Resources and Reserves, production and AISC** per oz. The following list includes multiple estimates.

• The Feasibility Study considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

• Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 million ounces AgEq.

• The Feasibility Study outlines average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

• The Feasibility Study shows a positive increase in metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively. This compares to 94.4% for Au and 89.9% for Ag reported in the Preliminary Economic Assessment ("PEA"), titled, "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective date of May 15, 2019, as amended July 19, 2019.

• Commissioning of the processing plant is targeted for Q2, 2022 with ramp-up through H2, 2022. It is anticipated that SilverCrest will have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd, providing flexibility in the early stages of production.

• Average project-level life of mine ("LOM", 8.5 years) AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

Las Chispas Expenditures

During 2020, the Company incurred $47.5 million of exploration expenditures at Las Chispas (refer to the table, below, and "8. Financings - Use of Proceeds"), for a cumulative of $105.7 million since inception of the project.

___________________________________
1AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average  metallurgical recoveries of 96% Au and 94% Ag.
**The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

The following table details the cumulative exploration expenditures at the Company's Las Chispas Property (in thousands):

	Cumulative to December 31, 2018	Expenditures during 2019	Cumulative to December 31, 2019	Expenditures during 2020	Cumulative to December 31, 2020
	Restated	Restated	Restated
Exploration and evaluation expenditures:
Assays	$2,163	$2,142	$4,305	$1,373	$5,678
Decline construction and underground workings	-	8,558	8,558	15,289	23,847
Depreciation	72	94	166	265	431
Drilling	13,478	18,108	31,586	16,353	47,939
Field and administrative costs	1,631	2,323	3,954	4,223	8,177
Salaries and remuneration	1,900	2,611	4,511	4,966	9,477
Share-based compensation	579	1,777	2,356	1,260	3,616
Technical consulting services and studies	496	2,282	2,778	3,775	6,553
TOTAL	$20,319	$37,895	$58,214	$47,504	$105,718

To December 31, 2020, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $110.0 million since inception. The Company also recorded $28.8 million related to the Las Chispas Project as mineral property, plant and equipment for various items under construction in progress.

4.     SELECTED ANNUAL FINANCIAL INFORMATION

During 2020, the Company changed its presentation currency to US$ from C$. The Company has determined that this change in presentation currency better reflects the Company's current activities, increases the comparability to peer companies, and enhances the relevance of the financial statements to users. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$. Please refer to note 2 of the audited consolidated financial statements for the year ended December 31, 2020.

The following table sets out selected annual financial information derived from the Company's audited annual financial statements for each of the three most recently completed financial years of the Company (in thousands):

	2020	2019	2018
		Restated	Restated
Comprehensive loss for the year	$(59,932)	$(44,667)	$(15,301)
Loss per share - basic and diluted	$(0.49)	$(0.50)	$(0.22)
Total assets	$191,689	$98,571	$40,326
Non-current financial liabilities	$29,139	$275	$-

In 2020, the Company primarily focused on work related to the Feasibility Study and its exploration program at Las Chispas, drilling approximately 173,000 metres (2019 – 189,000 metres, 2018 – 71,000 metres), completing underground work of 6.1 kilometres (2019 – 2.8 kilometres, 2018 – Nil), and incurring $47.5 million (2019 – $38.3 million, 2018 – $14.1 million) of direct costs, the majority of which were expensed as exploration and evaluation expenditures on the consolidated statement of comprehensive loss. In 2020, the increase in total assets was attributable to the completion of a private placement in April 2020 for total net proceeds of $74.2 million and the drawdown in December 2020 of the secured project financing facility in an amount, net of fees, of $26.4 million. In 2019, the increase in total assets was attributable to the completion of a short form prospectus offering in December 2019 for total net proceeds of $65.4 million.

5.     SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters (in thousands):

	Q4	Q3	Q2	Q1
	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Comprehensive loss for the period	$(17,132)	$(17,672)	$(12,714)	$(12,414)
Loss per share - basic and diluted	$(0.14)	$(0.14)	$(0.10)	$(0.11)

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

	Q4	Q3	Q2	Q1
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	Restated	Restated	Restated	Restated
Comprehensive loss for the period	$(15,724)	$(11,204)	$(10,599)	$(7,140)
Loss per share - basic and diluted	$(0.17)	$(0.13)	$(0.12)	$(0.08)

Comprehensive losses include exploration and evaluation expenditures at the Las Chispas Project, which increased significantly during 2020 due to increased underground work and costs relating to technical studies such as the Feasibility Study. A reduction in exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in comprehensive loss compared to Q4, 2019. Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. In addition, during and after Q2, 2019, comprehensive losses included significant share-based compensation expenses recorded on the vesting of stock options and the added costs associated with the Company’s graduation to the Toronto Stock Exchange (“TSX”) in August 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

6.     RESULTS OF OPERATIONS

During the three months and year ended December 31, 2020, comprehensive losses were $17.1 million and $59.9 million, respectively, compared to $15.7 million and $44.7 million for the three months and year ended December 31, 2019. The significant variations between these periods included the following (in thousands, except for share amounts):

	Three months ending			Year ending
	December 31,			December 31,
	2020	2019	Variance	2020	2019	Variance	Variance explanation
		Restated			Restated
Exploration and evaluation expenditures	$11,560	$14,457	$(2,897)	$48,170	$38,068	$10,102	Increased exploration and evaluation activity at the Las Chispas project since Q4, 2019 including increased work on the decline construction and underground development; however, less drilling was completed during Q4, 2020 compared to Q4, 2019. Also increased costs towards completing the Feasibility Study. See below for further detail.
Foreign exchange loss	$4,237	$76	$4,161	$7,226	$1,031	$6,195	During 2020, the Company held a significantly larger amount of US$ cash and cash equivalents which saw a depreciation relative to the C$ during Q2 to Q4, 2020. During 2020, the Company had significantly larger value-added taxes receivable in Mexico that are denominated in Mexican peso which depreciated in value relative to the US$ during 2020. The Company also had significantly greater foreign currency denominated payables at December 31, 2020 compared to December 31, 2019. As at December 31, 2020, the Company is primarily exposed to foreign currency risks through holding US$ cash and cash equivalents of $117,534 (2019 - $11,186) and Mexican peso cash and cash equivalents of $72 (2019 - $177) both presented in US$.
Share-based compensation	$255	$531	$(276)	$1,461	$2,845	$(1,384)	During 2020, 2019, and 2018, the Company granted 225,000, 1,976,250, and 3,487,500 stock options, respectively. This led to fewer options vesting during 2020 as compared to 2019. All stock options granted during 2018 fully vested during 2019. Additionally, stock options granted since Q4, 2019 vest over a three year period while options granted prior to Q4, 2019 vested over a one year period.
Interest income	$(200)	$(191)	$(9)	$(1,493)	$(759)	$(734)	Held a greater amount of interest-bearing cash and cash equivalents.
General and administration	$455	$141	$314	$1,223	$669	$554	Given the large increase in Company activity, there was an increase in associated general and administrative costs such as insurance and other general office costs.
Professional fees	$117	$(110)	$227	$841	$311	$530	Increased legal and accounting fees for the incomplete bought deal financing (see “8. Financings & Use of Proceeds – March 11, 2020 Financing”); increased consulting fees to enhance company wide IT services and programs; and increased accounting and tax services to assist with ongoing continuous disclosure filings and special project tax work. During Q4, 2019, professional fees of $226 were reclassified from professional fees to exploration and evaluation expenditures.
Remuneration	$577	$535	$42	$1,963	$1,587	$376	Higher head-count compared to 2019 and increased compensation packages as a result of performance reviews in Q4, 2019.
Marketing	$95	$146	$(51)	$377	$689	$(312)	Decreased travel activities to have personnel attend trade and road shows. The COVID-19 outbreak during the year decreased marketing activities such as investor and analyst site tours.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

During the three months and year ended December 31, 2020, exploration and evaluation expenditures were $11.6 million and $48.2 million, respectively, compared to $14.5 million and $38.1 million for the three months and year ended December 31, 2019. The significant variations between these periods included the following (in thousands, except for metres drilled and share amount):

Exploration and evaluation expenditures	Three months ending			Year ending
	December 31,			December 31,
	2020	2019	Variance	2020	2019	Variance	Variance Explanation
	Restated			Restated
Decline construction and underground workings	$4,941	$3,781	$1,160	$15,289	$8,558	$6,731	The Company started the construction of an exploration decline during Q1, 2019, and the amount of work on the decline has continued to increase since inception. Recent work includes drifting along the vein, rehabilitating the Babicanora Central adit, and building related underground infrastructure leading up to the construction decision.
Technical consulting services and studies	$(1,119)	$939	$(2,058)	$3,775	$2,282	$1,493	Since Q1, 2019, the Company completed the PEA and began work on the Feasibility Study. As a result, it engaged a number of technical consultants. Significantly more Feasibility Study work was done in 2020 than 2019. During Q4, 2020, the Company reclassified certain costs directly related to the processing plant to mineral property, plant and equipment.
Salaries and remuneration	$2,011	$910	$1,101	$4,966	$2,611	$2,355	Due to the significant increase in activity at Las Chispas, the Company underwent a large workforce ramp-up since Q1, 2019. As well, a larger amount of corporate salaries and remuneration were allocated to exploration and evaluation expenditures during 2020.
Field and administrative costs	$1,481	$1,497	$(16)	$4,223	$2,323	$1,900	Given the large increase in activity at Las Chispas since Q1, 2019, there was an increase in associated administrative costs as well as an increase in the amount of supplies and other consumables used at site. Additionally, the Company incurred new field and administrative costs during 2020 related to COVID-19.
Drilling	$2,952	$5,361	$(2,409)	$16,353	$18,108	$(1,755)	Prior to the COVID-19 outbreak in March 2020 and since Q1, 2019, the Company had increased the number of drill rigs active at site to ensure a sufficient number of in-fill drill holes were completed to target the conversion of inferred to measured and indicated resources. A large number of expansion holes were also drilled, and the total number of metres completed during Q1, 2020 was 76,000 metres (Q1, 2019 – 29,000 metres). Q2, 2020 had a reduction in drilling compared to Q2, 2019, related to the COVID-19 pandemic. Q3 and Q4, 2020 had a reduction in drilling compared to Q3 and Q4, 2019 due to operating under COVID-19 protocols and increased work related to the Feasibility Study. Total metres drilled during the year ended December 31, 2020, was approximately 173,000 metres (2019 – 189,000 metres).
Assays	$325	$992	$(667)	$1,373	$2,142	$(769)	As the Company drilled fewer exploration holes during Q2 to Q4, 2020 due to a focus on completing the Feasibility Study and operating under COVID-19 protocols, a much smaller number of core samples were sent for assaying. 2020 assays includes $214 (Q4, 2020 - $57) of operational assays related to the decline and underground workings.
Share-based compensation	$293	$945	$(652)	$1,260	$1,777	$(517)	During 2020, 2019, and 2018, the Company granted 225,000, 1,976,250, and 3,487,500 stock options, respectively. This led to fewer options vesting during 2020 as compared to 2019. All stock options granted during 2018 fully vested during 2019. Additionally, stock options granted since Q4, 2019 vest over a three year period while options granted prior to Q4, 2019 vested over a one year period.
Other exploration properties	$563	$(9)	$572	$666	$173	$493	Due to exploration and evaluation costs incurred at the Picacho property acquired during 2020.

Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such reclassified capitalized costs from exploration and evaluation assets to mineral property, tested for impairment, and commenced capitalization of Las Chispas development costs. For further details, please refer to note 3 of the audited consolidated financial statements for the year ended December 31, 2020. Prior to December 29, 2020, the Las Chispas Project was in the exploration stage, and the Company expensed all exploration and evaluation costs including costs related to decline construction and underground workings during this exploration stage.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

7.     LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time near the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At December 31, 2020, the Company held $135.1 million (2019 - $85.0 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from 2019 to 2020 include:

• $136.0 million (2019 – $92.2 million) generated by financing activities, primarily from the completion of the April 2020 private placement, two private placements with SSR Mining, drawdown of $30 million of the Credit Facility and the exercise of options and warrants. See “2. Highlights”; offset by

• $66.7 million (2019 - $41.8 million) used in operating activities (see "6. Results of Operations").

The amounts receivable balance of $341,514 (2019 - $475,726) as of December 31, 2020, consisted primarily of $25,800 (2019 - $28,047) due from Goldsource Mines Inc. ("Goldsource", see "10. Related Party Transactions"), interest receivable of $217,605 (2019 - $166,695) and $96,860 (2019 - $262,776) due from other related parties.

Value-added taxes receivable increased to $12.5 million (2019 - $6.2 million) as of December 31, 2020, which consisted of value-added taxes ("IVA") in Mexico of $12.2 million (2019 - $6.1 million) and goods and services taxes in Canada of $344,590 (2019 - $78,512) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded this receivable as non-current.

Mineral property, plant, and equipment increased to $39.0 million (2019 - $6.4 million) primarily due to construction in progress costs associated with the construction of the plant, buildings and equipment, the purchase of buildings and vehicles for use at Las Chispas and costs paid related to the acquisition of the Picacho property. The effect of foreign currency translation also resulted in an increase in mineral property, plant and equipment from 2019.

Liabilities

As at December 31, 2020, accounts payable and accrued liabilities amounted to $13.4 million (2019 - $3.8 million), which relates to various contractual obligations in the normal course of business. In addition, at December 31, 2020, lease liabilities amounted to $309,467 (2019 - $409,877).

As at December 31, 2020, debt owing was $30.0 million, but shows as $29.0 million (2019 – $Nil) in the Company’s consolidated financial statements due to netted transaction costs, which relates to the Credit Facility (see “2. Highlights”). The secured project financing facility for the Las Chispas Project is up to $120 million. The Company drew $30.0 million on December 31, 2020, as required. The remaining $90.0 million is available until August 31, 2022, if the Company:

• Draws an additional $30 million for a total of $60 million by August 31, 2021 (with the commitment to draw provided by June 30, 2021);

• Draws an additional $30 million for a total of $90 million by December 31, 2021; and

• Draws an additional $30 million for a total of $120 million by August 31, 2022.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). For further details on the Credit Facility, please refer to note 5 of the audited consolidated financial statements for the year ended December 31, 2020.

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents at February 28, 2021, of $245.4 million and $90.0 million available under the Credit Facility, will be sufficient to fund its exploration and development activities and provide general working capital for the next 12 months.  The Company's financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction of the Las Chispas Project. The exploration, development, and operation of the Company's properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company's control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration and development programs, availability of financing, and industry conditions.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within five years. Prior to expiry, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has one other lease which is considered a low value lease and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows (in thousands):

Lease liabilities	2020	2019
		Restated
Lease liabilities	$310	$410
Less: current portion	(138)	(135)
Long-term portion	$172	$275

Changes to the Company's lease liabilities were as follows (in thousands):

	Year ended	Year ended
	December 31, 2020	December 31, 2019
		Restated
Opening balance	$410	$-
Lease liability due to initial application of IFRS 16	-	495
New leases	-	8
Interest expense	34	44
Interest paid	(34)	(44)
Payment of principal portion of lease liabilities, net of foreign exchange	(100)	(93)
Balance, end of year	$310	$410

At December 31, 2020, the Company had incurred $23.2 million, of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At December 31, 2020, the Company’s remaining commitment to Ausenco for the EPC contract is $53.3 million.

The following table summarizes the Company's commitments and contractual obligations as at December 31, 2020 (in thousands):

	Less than 1 year	1 - 3 years	4 - 5 years	After
				5 years	Total
Accounts payable and accrued liabilities	$13,412	$-	$-	$-	$13,412
EPC	46,959	6,345	-	-	53,304
Other capital expenditures	2,802	-	-	-	2,802
Lease liabilities	146	201	-	-	347
Credit facility(1)	2,535	5,070	32,535	-	40,140
TOTAL	$65,854	$11,616	$32,535	$-	$110,005

(1) Commitment payments calculated based on drawdown amount of $30 million as of December 31, 2020, no prepayments and interest rate in effect on December 31, 2020. Interest rate may vary (refer to “7. Liquidity and Capital Resources Outlook – Liabilities”).

As of the date of this MD&A, the Company's capital commitments and contractual obligations totaled $48.5 million.

8.     FINANCINGS & USE OF PROCEEDS

August 2019 Financing

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of C$5.85 per common share for gross proceeds of C$25.3 million ($19.1 million) (C$23.7 million ($17.9 million) net proceeds).

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

The following table compares the estimated and actual use of net proceeds from the August 2019 Prospectus Offering (other than working capital2 ) to February 28, 2021 (in thousands):

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	February 28, 2020	February 28, 2020
	(C$)(1)	(US$)	(C$)(2)	(US$)
Feasibility study	4,639	3,500	4,655	3,500
In‑fill and expansion drilling	5,301	4,000	5,320	4,000
Underground exploration and development	5,964	4,500	5,985	4,500
Permitting and water rights	1,325	1,000	412	310

(1) Based on the exchange rate of U.S.$1.00 = C$1.3253 as at August 6, 2019 used in the prospectus for the August 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = C$1.3299, the average rate from October 1, 2019 to February 28, 2021.

December 18, 2019 Financing

On December 18, 2019, the Company completed a short form prospectus offering for gross proceeds of C$92.1 million ($69.4 million) (C$86.8 million ($65.4 million) net proceeds).

The following table compares the estimated and actual use of net proceeds from the December 2019 Prospectus Offering (other than working capital) to February 28, 2021 (in thousands):

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	February 28, 2020	February 28, 2020
For Las Chispas Property	(C$)(1)	(US$)	(C$)(2)	(US$)

Exploration infill and expansion drilling	30,000	22,671	29,675	22,314
Underground exploration and development	30,000	22,671	26,015	19,561
Surface infrastructure, permitting and development work	3,000	2,267	3,015	2,267
Road construction and access	1,000	756	540	406
Geophysics, environmental and sustainability	1,000	756	9	7
Prospective local property acquisitions and related exploration work	4,000	3,023	4,020	3,023

(1) Based on the exchange rate of US$1.00 = C$1.3233 as at December 10, 2019 used in the prospectus for the December 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of US$1.00 = C$1.3299, the average rate from October 1, 2019 to February 28, 2021.

January 10, 2020 Financing

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of C$7.28 per common share for gross proceeds of C$13.2 million (C$9.8 million) SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. As at May 14, 2020, SSR Mining issued a news release announcing that it has divested its SilverCrest equity position and did not hold any common shares of the Company. As a result, SSR Mining's equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 expired. The Company incurred C$216,381 ($161,298) of related capital stock issue costs. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

March 11, 2020 Financing

On March 11, 2020, the Company entered into an agreement with National Bank Financial ("NBF") on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of C$8.25 per common share for aggregate gross proceeds to the Company of C$75.1 ($56.0 million). On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the  agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. As a result, no offering closed in relation to this agreement.

___________________________________
2Working capital is a non-IFRS measure widely used in the mining industry and which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

April 17, 2020 Financing

On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of C$7.50 per common share for gross proceeds of C$101.0 million ($75.3 million) (C$99.5 million ($74.2 million) net proceeds)). The Company incurred C$1.5 million ($1.1 million) of related capital stock issuance costs. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

April 24, 2020 Financing

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of C$7.50 per common share for gross proceeds of C$27.0 million ($20.1 million) (C$26.7 million ($19.9 million) net proceeds). SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares. The Company incurred C$314,282 ($234,277) of related capital stock issue costs. The Company intends to use these proceeds for continued exploration and future development of Las Chispas, and for general working capital and administrative purposes.

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective. As of March 25, 2021, the Company had closed a US$138.1 million bought deal financing offering of Common Shares by way of prospectus supplement to the base shelf prospectus.

9.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 10 of the audited consolidated financial statements for the year ended December 31, 2020.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ (see "14. Changes in Accounting Policies and Other Changes - Functional Currency)) and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
2020
Cash and cash equivalents	$90,690	$73	$90,763
Amounts receivable	81	1	82
Value-added taxes receivable	-	12,198	12,198
Total financial assets	90,771	12,272	103,043
Less: accounts payable and accrued liabilities	(70)	(1,530)	(1,600)
Net financial assets	$90,701	$10,742	$101,443

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

	US Dollar	Mexican Peso	Total
2019 - Restated
Cash and cash equivalents	$11,187	$333	$11,520
Amounts receivable	-	6	6
Value added taxes receivable	-	6,103	6,103
Total financial assets	11,187	6,442	17,629
Less: accounts payable and accrued liabilities	(2,067)	(374)	(2,441)
Net financial assets	$9,120	$6,068	$15,188

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$") . With all other variables held constant, a 10% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

2020
C$/US$ exchange rate - increase 10%	$(8,246)
C$/US$ exchange rate - decrease 10%	$9,070
US$/MX$ exchange rate - increase 10%	$(977)
US$/MX$ exchange rate - decrease 10%	$1,074

Due to the change in the functional currency of the Company’s subsidiaries from C$ to US$, during 2020, the foreign currency risk of the subsidiaries has changed compared to 2019, as they are primarily exposed to changes in the value of MX$. Prior to the change in functional currency, the subsidiaries were exposed to foreign currency risk from changes in MX$ and US$ against C$.

10.     RELATED PARTY TRANSACTIONS

Professional fees

During 2020, the Company paid or accrued professional fees of $307,475 (2019 - $125,081) and capital stock issuance costs of $112,842 (2019 - $236,034), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at December 31, 2020, $25,333 (2019 - $99,185) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows (in thousands):

	2020	2019
		Restated
Management fees(1)	574	437
Management remuneration(2)	1,052	863
Director fees	170	129
Share-based compensation(3)	1,435	3,567
	$3,231	$4,996

(1) Total management fees and short-term benefits of $574,096 (2019 - $441,568) were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO, of which $432,464 (2019 - $224,897) was recorded as exploration and evaluation expenditures.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $446,751 (2019 - $326,208) was recorded as exploration and evaluation expenditures.

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to key management personnel. During 2020, the Company recorded share-based compensation of $838,120 (2019 - $1,586,876) for the vested portion of options granted to the CEO, CFO, and COO of which $583,192 (2019 - $950,748) was recorded as exploration and evaluation expenditures and $254,928 (2019 - $636,128) was recorded as share-based compensation in the statement of loss and comprehensive loss.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Other transactions

During 2020, the Company:

• paid remuneration of $145,059 (2019 - $117,595) to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO), of which $116,047 (2019 - $113,804) was recorded as exploration and evaluation expenditures and $29,012 (2019 - $3,792) was expensed as remuneration. The Company also recorded share-based compensation of $85,897 (2019 - $99,378) for the vested portion of stock options granted to this employee, of which $68,718 (2019 - $94,410) was recorded as exploration and evaluation expenditures and $17,179 (2019 - $4,969) was expensed as share-based compensation; and

• recorded loans receivable at December 31, 2020 of $96,860 (2019 - $262,776) due from the Company's President and COO. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2021.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (N. Eric Fier, Bernard Poznanski and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. During 2020, the Company allocated to Goldsource $98,533 (2019 - $158,745) for its share of these expenses, of which $25,800 (2019 - $28,047) was receivable from Goldsource at December 31, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

11.     OUTSTANDING SHARE CAPITAL

Subsequent to December 31, 2020, changes to the Company's common shares, stock options, and deferred share units include:

• completion of a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million;

• issuance of 120,833 common shares upon the exercise of stock options at exercise prices ranging from C$2.30 per share to C$8.24 per share for gross proceeds of $316,870;

• issuance of 57,000 deferred share units to directors of the Company;

• the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively; and

• the Company cancelled 46,667 forfeited stock options with an exercise price of C$8.24 per share.

As of March 25, 2021, the Company had the following common shares and options issued and outstanding:

Issued & Outstanding Shares:			144,457,964
	C$ per share	Expiry
Options:	C$1.84 - C$12.63	Dec 9, 2021 - Feb 25, 2026	6,620,000
Fully Diluted			151,077,964

12.     OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2020, the Company had no off-balance sheet arrangements.

13.     PROPOSED TRANSACTION

As at December 31, 2020, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

14.     CHANGES IN ACCOUNTING POLICIES AND OTHER CHANGES

Amendments to IAS 16 Property, plant and equipment - proceeds before intended use

During the year ended December 31, 2020, the Company early adopted the amendments to IAS 16, Property, Plant & Equipment, Proceeds Before Intended Use, retrospectively. The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. With the adoption of the amended standard, revenue from sales of gold and silver ounces recovered and related costs while bringing a mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in the profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the year ended December 31, 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Presentation currency

During 2020, the Company changed its presentation currency to US$ from C$. The Company has determined that this change in presentation currency better reflects the Company's current activities, increases the comparability to peer companies, and enhances the relevance of the financial statements to users. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$ in accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error.

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its parent entity to be C$. Until December 29, 2020, the Company considered the functional currency of its subsidiaries to be C$, after which the functional currency changed to US$. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21. The factor that caused the change in the subsidiaries' functional currency was the currency of financing activities, which changed to US$ upon entering into the Credit Facility.

15.     RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for other general risks affecting the Company.

Activities of the Company may be impacted by the spread of COVID-19.

The Company's business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will continue to have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill and construction programs and other factors that will depend on future developments beyond the Company's control. In addition, the significant outbreak of contagious disease in the human population has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration and development activities cannot be reasonably estimated at this time.

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration and development stage corporation and no cash flow or operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As of the date of this MD&A, the Company is planning for production at its Las Chispas Project during H2, 2022, but there can be no assurance of this at this time. Accordingly, the Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

Uncertainties and Risks Relating to the Las Chispas Feasibility Study.

The Las Chispas Feasibility Study includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company's control. Consequently, there is no certainty that the results set out in the Las Chispas Feasibility Study would be realized.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Lack or delay of necessary infrastructure could adversely affect the Company's operations and profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company's projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploration and/or development of the Company's projects will not be higher than anticipated.  In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

The Company's exploration and development activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration and development activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company has raised majority of its funds through equity issues, which up to December 31, 2020, have been priced in Canadian dollars, cash flow from exploration activities is received in U.S. dollars and the majority of the exploration and development costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Interest Rate and Credit Facility risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the LIBOR.  Due to upcoming LIBOR reforms, the interest rate of the Company’s debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company has not assessed the impact of these amendments. The Company has only drawn down $30 million of the $120 million Credit Facility.  Drawdown of the balance is subject to the Company meeting drawdown conditions.  Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to do further drawdowns or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Loss of key personnel could materially affect the Company's operations.

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company's future operations and financial condition.

16.     CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2020. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant and equipment.

Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined that the functional currency of the parent entity to be C$ and its subsidiaries to be US$ (see “14. Changes in Accounting Policies and Other Changes – Functional Currency”). Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Determination of technical feasibility and commercial viability of the Las Chispas Project

The application of the Company's accounting policy for mineral property development costs required judgement to determine when the Las Chispas Project's technical feasibility and commercial viability had been demonstrated. The Company considered the approval of the Company's Board of Directors to enter into an EPC agreement for the construction of the Las Chispas process plant, along with the substantial amount of work that had been completed on the Las Chispas Feasibility Study at that time, and concluded that the technical feasibility and commercial viability had been achieved. Accordingly, effective December 29, 2020, the Company reclassified capitalized costs from exploration and evaluation assets to mineral property, tested for impairment, and commenced capitalization of Las Chispas development costs.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

17.     DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's CEO and CFO believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2020	TSX: SIL | NYSE American: SILV

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As of March 2020, most of the Company's employees began working remotely from home due to Company COVID-19 protocols. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary which was completed subsequent to December 31, 2020. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system and changes required by the current environment, there have been no significant changes in the Company's internal control over financial reporting during 2020, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, with participation of the CEO and CFO, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP,  the Company's independent registered public accounting firm.